UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. )

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Filed by a Party other than the Registrant ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PROGENICS PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Its Charter)

VELAN CAPITAL, L.P. ALTIVA MANAGEMENT INC. BALAJI VENKATARAMAN VIRINDER NOHRIA LTE PARTNERS, LLC LTE MANAGEMENT, LLC MELKONIAN CAPITAL MANAGEMENT, LLC RYAN MELKONIAN TERENCE COOKE DEEPAK SARPANGAL
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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2019 ANNUAL MEETING OF STOCKHOLDERS
OF

Progenics Pharmaceuticals, Inc.
_________________________

SUPPLEMENT DATED JUNE 3, 2019 TO THE PROXY STATEMENT
OF
VELAN CAPITAL, L.P.

DATED MAY 21, 2019
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Dear Fellow Progenics Stockholders:

Velan Capital, L.P. (“Velan”), Altiva Management Inc. (“Altiva”), Balaji Venkataraman, Virinder Nohria, LTE Partners, LLC (“LTE”), LTE Management, LLC (“LTE Management”), Melkonian Capital Management, LLC (“MCM”), Ryan Melkonian, Terence Cooke and Deepak Sarpangal (collectively, the “Participating Stockholders”, or “we”), are sending you this proxy statement supplement and accompanying GREEN proxy card in connection with the solicitation of proxies for use prior to or at the upcoming 2019 Annual Meeting of Stockholders of Progenics Pharmaceuticals, Inc. (“Progenics” or the “Company”) scheduled to be held at the New York Marriott Downtown located at 85 West Street at Albany Street, New York, NY 10006, on Thursday, July 11, 2019 at 10:00 A.M. (Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Participating Stockholders filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on May 21, 2019. The Company filed its definitive proxy statement for the Annual Meeting with the SEC on May 30, 2019. We are mailing you this supplement to disclose certain information about the Annual Meeting included in the Company’s definitive proxy statement that had not been publicly available at the time we filed our definitive proxy statement. Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in our definitive proxy statement remains applicable.

According to the Company’s definitive proxy statement, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is May 13, 2019 (the “Record Date”). Stockholders who own shares as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 84,742,513 shares of Common Stock of the Company outstanding, the only class of voting securities outstanding.

IF YOU HAVE SUBMITTED A GREEN PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

We are seeking your support to vote AGAINST the re-election of Peter J. Crowley and Michael D. Kishbauch as directors at the Annual Meeting. By voting AGAINST Mr. Crowley, as Chairman of the Progenics Board of Directors (the “Board”) who we believe is largely responsible for the overall lack of accountability at Progenics given the Company’s persistent underperformance, and Mr. Kishbauch, as Chairman of the Nominating and Corporate Governance Committee who oversaw the invalidation of our nomination due to a mere technicality,1 and who together represent the sole members of the Compensation Committee that we believe has approved excessive compensation to Progenics’ directors and officers, stockholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that meaningful change is required.

We note that the election of directors at Progenics requires the vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting. Importantly, the Company has a director resignation policy in place for uncontested elections, whereby each director submits a contingent resignation which becomes effective if he or she fails to receive a sufficient number of votes for re-election at the Annual Meeting and the Board accepts the resignation. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. If our proxy solicitation results in any directors failing to receive a majority of the votes cast for his election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board. We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear stockholder directive.

Unless instructed otherwise, proxies will be voted in accordance with Velan’s recommendations, AGAINST the election Messrs. Crowley and Kishbauch, ABSTAIN on the election of Mark R. Baker and FOR the election of the remaining Progenics director nominees, FOR the ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for 2019, and AGAINST the approval of the advisory vote on the compensation of the Company’s named executive officers.

According to the Company’s definitive proxy statement, a stockholder seeking to have a proposal included in the Company’s proxy statement for its 2020 annual meeting of stockholders (the “2020 Annual Meeting”) must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which sets forth the requirements for including stockholder proposals in Company-sponsored proxy materials. In accordance with Rule 14a-8, for a stockholder proposal to be considered for inclusion in the Company’s proxy statement for the 2020 Annual Meeting, it must be submitted in writing to the Corporate Secretary no later than Friday, January 31, 2020, which is 120 days prior to the one-year anniversary of the date the Company’s proxy statement was first mailed or made available to stockholders. If the Company receives notice after that date of a stockholder’s intent to present a proposal at the Company’s 2020 Annual Meeting, the Company will have the right to exercise discretionary voting authority with respect to such proposal, if presented at the meeting, without including information regarding such proposal in the Company’s proxy materials. However, if the date of the 2020 Annual Meeting changes by more than 30 days from the one-year anniversary of the date of the Annual Meeting, then such proposals must be received a reasonable time before the Company begins to print and send its proxy materials for the 2020 Annual Meeting.

1 On the date Velan submitted its nomination, it beneficially owned shares of Progenics in “street” name. While Velan is currently a stockholder of record of Progenics, it was not a stockholder of record on the date it submitted its nomination pursuant to the Company’s Bylaws.

According to the Company’s definitive proxy statement, a stockholder seeking to present a proposal or nominate a director for election to the Board at the 2020 Annual Meeting but not intending for such proposal or nomination to be included in the Company’s proxy statement for the meeting must comply with the advance notice requirements set forth in the Company’s Bylaws (the “Bylaws”). The Company’s Bylaws require a stockholder seeking to present a proposal or nominate a director for the 2020 Annual Meeting to provide written notice to Progenics’ Corporate Secretary at One World Trade Center, 47th Floor, Suite J, New York, NY 10007 (i) no earlier than Friday, March 13, 2020, 120 days prior to the first anniversary of the Annual Meeting, and (ii) no later than Sunday, April 12, 2020, 90 days prior to such first anniversary. In order to comply with the advance notice requirements set forth in the Bylaws, a stockholder must be a holder of record and must comply with the other requirements of the advance notice requirements included in the Bylaws, which can be found in Section 3.05 (with respect to director nominations) and Section 3.06 (with respect to stockholder proposals).

Additionally, according to the Company’s definitive proxy statement, under certain circumstances specified in the Bylaws, a stockholder, or group of no more than 20 stockholders, owning at least three percent of Progenics’ outstanding common stock continuously for at least the prior three years, may nominate for election to the Board and inclusion in the proxy materials the Company distributes for its annual meeting of stockholders up to the greater of two directors or 25 percent (rounded down to the nearest whole number) of the number of directors then serving on the Board. Stockholders who wish to nominate persons for election to the Board at the 2020 Annual Meeting and have those director nominees included in the proxy materials distributed by the Company for such meeting, must deliver written notice of the nomination to Progenics’ Corporate Secretary at One World Trade Center, 47th Floor, Suite J, New York, NY 10007 no earlier than Wednesday, January 1, 2020 and no later than Friday, January 31, 2020. In the event that the 2020 Annual Meeting is called for a date that is not within 30 days before or after Saturday, July 11, 2020 (an “Other Meeting Date”), such written notice of nomination must be received not later than the close of business on the later of the date that is 180 days prior to such Other Meeting Date and the 10th day following the day on which the date of such Other Meeting Date is first publicly announced or disclosed by Progenics. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 3.07 of the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals or nominations for consideration at the 2020 Annual Meeting is based on information contained in the Company’s definitive proxy statement and the Bylaws. The incorporation of this information in this supplement should not be construed as an admission by any of the participants in this solicitation that such procedures are legal, valid or binding.

For details regarding our reasons for making this solicitation, please see our definitive proxy statement filed with the SEC on May 21, 2019. If you need another copy of our definitive proxy statement or this supplement, please contact Okapi Partners LLC, which is assisting the Participating Stockholders with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated June 3, 2019, and is first being furnished to stockholders of the Company on or about June 3, 2019. This supplement should be read in conjunction with the Participating Stockholder’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Company on or about, May 21, 2019.

If you are a stockholder as of the Record Date, all GREEN proxy cards that have been submitted in connection with our mailing to stockholders of a proxy statement and proxy card remain valid and will be voted at the Annual Meeting as marked.

THEREFORE, IF YOU HAVE SUBMITTED A GREEN PROXY CARD SINCE MAY 21, 2019, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPATING STOCKHOLDERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

The Participating Stockholders URGE YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD TO VOTE AGAINST THE ELECTION OF Peter J. Crowley and Michael D. Kishbauch TO THE BOARD AT THE ANNUAL MEETING.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GREEN proxy card are available at

www.SavePGNX.com

ADDITIONAL PARTICIPANT INFORMATION

The following sets forth the names and the number of shares of Common Stock of the Company beneficially owned by each of the Participating Stockholders. All percentages are based on 84,742,513 shares of Common Stock outstanding as of May 13, 2019, as disclosed in the Company’s definitive proxy statement for the Annual Meeting.

Name	Number of Shares of Common Stock of the Company Beneficially Owned[1]	Percent of Common Stock of the Company
Velan Capital, L.P.	6,030,000[2]	7.1%
Altiva Management Inc.	6,030,000[3]	7.1%
Balaji Venkataraman	6,030,000[4]	7.1%
Virinder Nohria	110,000	0.1%
LTE Partners, LLC	1,760,000[5]	2.1%
LTE Management, LLC	1,760,000[6]	2.1%
Melkonian Capital Management, LLC	1,760,000[7]	2.1%
Ryan Melkonian	1,760,000[8]	2.1%
Terence Cooke	0	0%
Deepak Sarpangal	0	0%
  The Participating Stockholders have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act. However, each of the Participating Stockholders expressly disclaims beneficial ownership of any securities in the table above other than securities indicated as being beneficially owned by such individual or entity on the applicable row.
  Velan directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares.
  Altiva, as the general partner of Velan, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.
  Mr. Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.
  LTE directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares.
  LTE Management, as the sole manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

  MCM, as the sole investment advisor to LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.
  Mr. Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

For information regarding purchases and sales of securities of the Company during the past two years by certain participants in this solicitation, see Schedule I of the Participating Stockholders’ definitive proxy statement filed with the SEC on May 21, 2019. Since the filing of the Participating Stockholders’ definitive proxy statement, LTE purchased an additional 135,000 shares of Common Stock of the Company on May 31, 2019.

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Participating Stockholders urge you to sign, date, and return the enclosed GREEN proxy card today to vote AGAINST the election of Peter J. Crowley and Michael D. Kishbauch to the Board and in accordance with the Participating Stockholders’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to the Participating Stockholders, c/o Okapi Partners LLC (“Okapi”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company as it will revoke any proxy card you may have previously sent to us. So please make certain that the latest dated proxy card you return is the GREEN proxy card.

If you have any questions regarding your GREEN proxy card or need assistance in executing your proxy, please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (888) 785-6673

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

 Progenics Pharmaceuticals, Inc.

2019 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF VELAN CAPITAL, L.P., ALTIVA MANAGEMENT INC., BALAJI VENKATARAMAN, VIRINDER NOHRIA, LTE PARTNERS, LLC, LTE MANAGEMENT, LLC, MELKONIAN CAPITAL MANAGEMENT, LLC, RYAN MELKONIAN, TERENCE COOKE AND DEEPAK SARPANGAL (COLLECTIVELY, THE “PARTICIPATING STOCKHOLDERS”)

THE BOARD OF DIRECTORS OF Progenics Pharmaceuticals, Inc.
IS NOT SOLICITING THIS PROXY

P    R     O     X     Y

The undersigned appoints Balaji Venkataraman, Steve Wolosky and Patrick McHugh, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Progenics Pharmaceuticals, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2019 Annual Meeting of Stockholders of the Company scheduled to be held at the New York Marriott Downtown located at 85 West Street at Albany Street, New York, NY 10006, on Thursday, July 11, 2019 at 10:00 A.M. (Eastern Time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Participating Stockholders a reasonable time before this solicitation. STOCKHOLDERS ARE ADVISED THAT THE COMPANY NOMINEES ARE NOT THE NOMINEES OF THE PARTICIPATING STOCKHOLDERS, HAVE NOT CONSENTED TO BE NAMED IN THESE PROXY MATERIALS, AND ARE THE NOMINEES OF THE COMPANY. BECAUSE THE COMPANY NOMINEES ARE NOT THE PARTICIPATING STOCKHOLDERS’ NOMINEES AND HAVE NOT CONSENTED TO BE NAMED IN THIS PROXY STATEMENT, THEY ARE NOT PARTICIPANTS IN THIS SOLICITATION.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” the election of Peter J. Crowley and Michael D. Kishbauch, “ABSTAIN” ON THE ELECTION OF MARK R. BAKER AND “FOR” the election of the other Progenics Nominees, “FOR” PROPOSAL 2 AND “AGAINST” PROPOSAL 3.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

The Participating Stockholders STRONGLY RECOMMEND THAT STOCKHOLDERS VOTE AGAINST the election of PETER J. CROWLEY AND MICHAEL D. KISHBAUCH and MAKE NO RECOMMENDATION WITH RESPECT TO the election OF the COMPANY’s other Nominees. The Participating Stockholders MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2 AND RECOMMEND THAT STOCKHOLDERS VOTE AGAINST PROPOSAL 3.

1. Election of Directors

Peter J. Crowley	☐ AGAINST	☐ ABSTAIN

Michael D. Kishbauch	☐ AGAINST	☐ ABSTAIN

Mark R. Baker	☐ AGAINST	☐ ABSTAIN

All Other Company Nominees

FOR ALL OTHER COMPANY NOMINEES	ABSTAIN ON ALL OTHER COMPANY NOMINEES	FOR ALL OTHER COMPANY NOMINEES, EXCEPT NOMINEE(S) WRITTEN BELOW*
☐	☐	☐ _____________ _____________

*Note: If you mark the “FOR ALL OTHER COMPANY NOMINEES, EXCEPT NOMINEE(S) WRITTEN BELOW” box, your shares will be voted “ABSTAIN” on any such nominee(s) written in the line(s) below this box and “FOR” the remaining nominees.

2.	Approval of the ratification of the Board’s selection of Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for 2019.
☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	Approval, on an advisory basis, of the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.